Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

JINXIN TECHNOLOGY HOLDING COMPANY

Page(s)

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2025 AND JUNE 30, 2026	F-2
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026	F-3
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026	F-4
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026	F-5
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026	F-6

JINXIN TECHNOLOGY HOLDING COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF
DECEMBER 31, 2025 AND JUNE 30, 2026
(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2025	June 30, 2026 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	64,269	26,047	3,839
Short-term investments	15,000	32,545	4,797
Accounts receivable	27,201	46,977	6,924
Inventories	2,294	1,812	267
Advance to suppliers	2,492	5,691	839
Amount due from related parties	321	254	37
Other current assets	9,019	8,673	1,278
Total current assets	120,596	121,999	17,981

Non-current assets:
Long-term investments	19,862	21,075	3,106
Property and equipment, net	1,750	1,570	231
Intangible assets, net	45,117	39,676	5,848
Operating lease right-of-use assets, net	4,936	2,878	424
Total non-current assets	71,665	65,199	9,609
Total assets	192,261	187,198	27,590

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowing	15,000	9,990	1,472
Accounts payable	30,586	40,488	5,967
Accrued expenses and other liabilities	4,812	5,892	868
Tax payables	3,347	3,316	489
Operating lease liabilities – current	3,279	2,737	403
Contract liabilities	21,824	19,030	2,805
Total current liabilities	78,848	81,453	12,004

Non-current liabilities:
Operating lease liabilities – non-current	1,839	906	134
Other non-current liabilities	1,792	1,792	264
Total non-current liabilities	3,631	2,698	398
Total liabilities	82,479	84,151	12,402

Shareholders’ equity:
Ordinary shares (US$0.00001428571428 par value; 3,500,000,000 and 3,500,000,000 shares authorized; 1,423,285,396 and 1,423,285,396 issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	126	126	19
Additional paid-in capital	312,339	319,058	47,023
Treasury stock at cost (0 and 269,910 shares of common stock at December 31, 2025 and June 30, 2026, respectively)	—	(50)	(7)
Statutory reserve	7,596	7,596	1,120
Accumulated deficit	(238,117)	(247,847)	(36,528)
Accumulated other comprehensive income	1,921	(967)	(143)
Total JINXIN TECHNOLOGY HOLDING COMPANY shareholders’ equity	83,865	77,916	11,484
Non-controlling interests	25,917	25,131	3,704
Total equity	109,782	103,047	15,188
Total liabilities and equity	192,261	187,198	27,590

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JINXIN TECHNOLOGY HOLDING COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
Net revenues	208,502	142,095	20,942
Cost of revenues	(177,529)	(114,263)	(16,840)
Gross profit	30,973	27,832	4,102
Sales and marketing expenses	(8,805)	(11,738)	(1,730)
General and administrative expenses	(20,715)	(19,449)	(2,866)
Research and development expenses	(25,359)	(11,146)	(1,643)
Total operating expenses	(54,879)	(42,333)	(6,239)
Operating loss	(23,906)	(14,501)	(2,137)
Other income	4	34	5
Other expenses	—	250	37
Interest income	136	12	2
Interest expenses	—	(238)	(34)
Gain from equity method investments	2,571	1,213	179
Investment income	404	504	74
Exchange (loss) gain	(1,558)	2,169	320
Government subsidy	1,273	93	14
Loss before income taxes	(21,076)	(10,464)	(1,540)
Income tax expense	—	(52)	(8)
Net loss	(21,076)	(10,516)	(1,548)
Less: net income (loss) attributable to non-controlling interests	(218)	786	116
Net loss attributable to the Company’s ordinary shareholders	(21,294)	(9,730)	(1,432)

Comprehensive loss
Net loss	(21,076)	(10,516)	(1,548)
Other comprehensive income
Foreign currency translation adjustment	1,085	(2,888)	(426)
Total comprehensive loss	(19,991)	(13,404)	(1,974)
Less: comprehensive income (loss) attributable to non-controlling interests	(218)	786	116
Comprehensive loss attributable to the Company’s ordinary shareholders	(20,209)	(12,618)	(1,858)

Earnings (loss) per share:
Ordinary shares – basic	(0.2)	(0.1)	(0.03)
Ordinary shares – diluted	(0.2)	(0.1)	(0.03)

Weighted average shares outstanding used in calculating basic and diluted earnings (loss) per share:
Ordinary shares – basic	1,165,980,212	1,403,888,115	1,403,888,115
Ordinary shares – diluted	1,202,529,588	1,403,888,115	1,403,888,115

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JINXIN TECHNOLOGY HOLDING COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares)

	Ordinary shares		TREASURY STOCK		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total JINXIN TECHNOLOGY HOLDING COMPANY Shareholder’s	Non- controlling	Total shareholder’s
	Shares	Amount	Shares	Amount	capital	reserve	earnings	Income (Loss)	equity	interests	Equity
Balance, December 31, 2024 (RMB)	1,152,740,747	119	—	—	267,626	7,411	(143,585)	399	131,970	31,859	163,829
Net loss	—	—	—	—	—	—	(21,294)	—	(21,294)	218	(21,076)
Share-based compensation	—	—	—	—	5,184	—	—	—	5,184	—	5,184
Capital contribution from shareholders	77,868,630	7	—	—	2,646	—	—	—	2,653	—	2,653
Purchase of treasury stock			—
Transfer to statutory reserve	—	—	—	—	—	49	(49)	—	—	—	—
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	490	490
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,085	1,085	—	1,085
Balance, June 30, 2025 (RMB)	1,230,609,377	126	—	—	275,456	7,460	(164,928)	1,484	119,598	32,567	152,165
Balance, December 31, 2025 (RMB)	1,423,285,396	126	—	—	312,339	7,596	(238,117)	1,921	83,865	25,917	109,782
Net loss	—	—	—	—	—	—	(9,730)	—	(9,730)	(786)	(10,516)
Share-based compensation	—	—	—	—	6,619	—	—	—	6,619	—	6,619
Capital contribution from shareholders	—	—	—	—	100	—	—	—	100	—	100
Purchase of treasury stock	—	—	269,910	(50)	—	—	—	—	(50)	—	(50)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(2,888)	(2,888)	—	(2,888)
Balance, June 30, 2026 (RMB)	1,423,285,396	126	269,910	(50)	319,058	7,596	(247,847)	(967)	77,916	25,131	103,047
Balance, June 30, 2026 (US$)		19		(7)	47,023	1,120	(36,528)	(143)	11,484	3,704	15,188

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JINXIN TECHNOLOGY HOLDING COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(21,076)	(10,516)	(1,548)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,808	16,213	2,390
Gain from equity method investments	(2,571)	(1,213)	(179)
Investment income	(204)	(504)	(74)
Share based compensation expense	5,184	6,619	976
Allowance for credit losses	—	(250)	(37)
Non-cash lease expense	1,332	2,058	303

Changes in operating assets and liabilities:
Accounts receivable	10,702	(19,526)	(2,878)
Advance to suppliers	(6,027)	(3,199)	(471)
Inventories	(4,008)	482	71
Amount due from related parties	558	67	10
Other current assets	(972)	346	50
Accounts payable	20,747	9,902	1,459
Contract liabilities	(5,742)	(2,794)	(412)
Accrued expenses and other payables	(712)	1,080	159
Tax payables	(27)	(31)	(5)
Lease liabilities	(1,768)	(1,475)	(217)
Amount due to related parties	(7)	—	—
Net cash provided by (used in) operating activities	14,217	(2,741)	(403)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(6,813)	(7)	(1)
Proceeds from disposal of property and equipment	—	23	3
Purchase of intangible assets	(23,636)	(10,608)	(1,563)
Payments for short-term investments	(22,500)	(17,042)	(2,513)
Payments for long-term investments	(3,000)	—	—
Net cash used in investing activities	(55,949)	(27,634)	(4,074)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings	—	(5,010)	(738)
Repurchase of treasury shares		(50)	(7)
Capital contribution from non-controlling interests in subsidiaries	490	—	—
Proceeds from the initial public offering	3,041
Net cash provided by (used in) financing activities	3,531	(5,060)	(745)
Effect of exchange rate changes	770	(2,787)	(411)
Net decrease in cash and cash equivalents	(37,431)	(38,222)	(5,633)
Cash and cash equivalents at beginning of year	92,586	64,269	9,472
Cash and cash equivalents at end of year	55,155	26,047	3,839

Supplemental disclosures of cash flows information:
Cash paid for interest expense	—	—	—
Cash paid for income taxes	—	—	—

Supplemental disclosure of noncash information:
Liabilities assumed in connection with purchase of intangible assets	—	—	—
Liabilities assumed in connection with unpaid professional service fee	—	—	—
Operating lease right of use assets obtained exchange for operating lease liabilities	—	—	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION

(a) Nature of operations

JINXIN TECHNOLOGY HOLDING COMPANY (the ‘‘Company’’) was incorporated in the Cayman Islands in August 2015 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the ‘‘VIE’’) and the subsidiaries of the VIE (collectively, the “Group”) are principally engaged in provision of digital textbook subscription services in the People’s Republic of China (the ‘‘PRC’’ or ‘‘China’’). Due to the PRC legal restrictions on foreign ownership and investment in such business, the Company conducts its primary business operations through its VIE and subsidiaries of the VIE. The Company is ultimately controlled by Mr. Jin Xu (the ‘‘Founder’’) and the nominee shareholders of the VIE.

In August, 2015, the Company established a wholly-owned subsidiary, Namibox Limited (“Namibox HK”), in accordance with the laws and regulations in Hong Kong.

In November, 2015, Namibox HK established a wholly-owned subsidiary, Shanghai Mihe Information Technology Co., Ltd. (“Shanghai Mihe”), a wholly-owned foreign enterprise (“WFOE”) incorporated in the People’s Republic of China (“PRC”), as part of a restructure of the Company.

Namibox HK and Shanghai Mihe are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the incorporation of the Company and the completion of the Corporate Reorganization (as defined below), the main operating activities of the Company were carried out by Shanghai Jinxin Network Technology Co., Ltd. (“Shanghai Jinxin” or the “VIE”) and its subsidiaries, which were all established in the PRC. Shanghai Jinxin are principally engaged in provision of digital textbook subscription services in PRC.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:
Namibox Limited (“Namibox HK”)	August, 2015	Hong Kong	100% owned by Jinxin Technology Holding Company	Investment holding
Shanghai Mihe Information Technology Co., Ltd. (“Shanghai Mihe”)	November, 2015	PRC	100% owned by Namibox HK	Investment holding
Variable Interest Entities (the “VIEs”)
Shanghai Jinxin Network Technology Co., Ltd. (“Shanghai Jinxin”)	April, 2014	PRC	Contractual arrangements	Provision of digital textbook subscription services
Held directly by Shanghai Jinxing
Zhongjiao Enshi Education Technology (Shanghai) Co., Ltd. (“Zhongjiao Enshi”)	June, 2019	PRC	52% owned by Shanghai Jinxin	Provision of digital textbook subscription services
Shanghai Pindu Education Technology Co., Ltd. (“Shanghai Pindu”)	October, 2020	PRC	100% owned by Shanghai Jinxin	Provision of digital textbook subscription services

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Shanghai Mouding Education Technology Co., Ltd. (“Shanghai Mouding”)	May, 2021	PRC	100% owned by Shanghai Jinxin	Provision of digital textbook subscription services
Shanghai Jingche Network Technology Co., Ltd. (“Shanghai Jingche”)	October, 2022	PRC	100% owned by Shanghai Jinxin	Provision of digital textbook subscription services
Hainan Aixin Education Technology Limited (“Hainan Aixin”)	January, 2025	PRC	51% owned by Shanghai Jinxin	Provision of digital textbook subscription services
Shanghai Shuzhi Rongchuang Network Technology Co., Ltd.	May, 2026	PRC	99% owned by Shanghai Jinxin	IT Technical Services
Shanghai Xinzhi Future Network Technology Co., Ltd.	May, 2026	PRC	99% owned by Shanghai Jinxin	IT Technical Services

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in engage in radio and television program production and operation business and value-added telecommunication business. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals and a PRC entity (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via the WFOE, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via the WFOE, that potentially could be significant to the VIE. Based on the above and in accordance with SEC Regulation SX-3A-02 and ASC 810-10, the Company is deemed to be the primary beneficiary of Shanghai Jinxin and the financial positions, the operating results and cash flows of Shanghai Jinxin and its subsidiaries are consolidated in the Company’s unaudited interim condensed consolidated financial statements for financial reporting purposes. The described contractual arrangements are as follows:

●	Exclusive Technology and Consulting Service Agreement

Pursuant to the Exclusive Technology and Consulting Service Agreement, Shanghai Jinxin is obliged to pay service fee to Shanghai Mihe for the exclusive services such as technical services, Internet support, business consulting, marketing consulting, system integration, product development and system maintenance. The service fee shall consist of 100% of the profit before tax of Shanghai Jinxin, after the deduction of all costs, expenses, taxes and other fee required under PRC laws and regulations. Shanghai Jinxin agrees not to accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the exclusive technology and consulting service agreements with any third party. And Shanghai Mihe shall have exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by itself and Shanghai Jinxin. The Exclusive Technology and Consulting Service Agreement shall remain effective unless terminated (i) by Shanghai Mihe with prior written notice in accordance with the provisions of the Exclusive Technology and Consulting Service Agreement; or (ii) upon the expiration of the operation period of Shanghai Jinxin pursuant to PRC laws and regulations.

●	Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement, the shareholders of Shanghai Jinxin have unconditionally and irrevocably granted Shanghai Mihe or its designated purchaser the right to purchase all or part of their equity interests in Shanghai Jinxin (“Equity Option”). The purchase price payable by Shanghai Mihe in respect of the transfer of equity interests upon exercise of the Equity Option shall be RMB1.0 or equal to the lowest price permissible by the then-applicable PRC laws and regulations. Shanghai Mihe or its designated purchaser shall have the right to purchase such proportion of equity interests in Shanghai Jinxin as it decides at any time. In addition, Shanghai Jinxin also unconditionally and irrevocably granted an exclusive option to Shanghai Mihe or its designated person to purchase all or any of its assets at a purchase price of the lowest price permitted under PRC laws and regulations. Shanghai Mihe shall have absolute discretion as to when and in what manner to exercise the option to purchase assets of Shanghai Jinxin permitted by PRC laws and regulations. In the event of such purchase, Shanghai Mihe or its designated person will enter into an asset transfer agreement with Shanghai Jinxin to set out detailed arrangements.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

The Exclusive Option Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Option Agreement or any other supplemental agreements; or (ii) the entire equity interests held by the shareholders of Shanghai Jinxin in Shanghai Jinxin have been transferred to Shanghai Mihe or its designated person.

●	Powers of Attorneys

Pursuant to the Powers of Attorneys, each of the shareholders of Shanghai Jinxin irrevocably authorized Shanghai Mihe or its designee(s) to act on their respective behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in Shanghai Jinxin, including but not limited to proposing to convene or attend shareholder meetings, signing resolutions and minutes of such meetings, exercising all the rights as shareholders in such meeting (including but not limited to voting rights, nomination rights and appointment rights), the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole, and exercising all other rights as shareholders. The Powers of Attorneys will remain irrevocable and effective during the period that the shareholder remains his/her/its shareholding.

●	Equity Pledge Agreements

Pursuant to the Equity Pledge Agreements, each of the shareholders of Shanghai Jinxin unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interests in Shanghai Jinxin together with all related rights thereto to Shanghai Mihe as security for performance of the contractual arrangements and all direct, indirect or consequential damages and foreseeable loss of interest incurred by Shanghai Mihe as a result of any event of default on the part of the shareholders of Shanghai Jinxin, Shanghai Jinxin and all expenses incurred by Shanghai Mihe as a result of enforcement of the obligations of the shareholders of Shanghai Jinxin and/or Shanghai Jinxin under the contractual arrangements. Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreements), Shanghai Mihe shall have the right to (i) require the shareholders of Shanghai Jinxin to immediately pay any amount payable under the contractual arrangements; or (ii) to purchase, auction or sell all or part of the pledged equity interests in Shanghai Jinxin and will have priority in receiving the proceeds from such disposal.

The said equity pledge under the Equity Pledge Agreements takes effect upon the completion of registration with relevant administrative department of industry and commerce and shall remain valid until after all the contractual obligations of the shareholders of Shanghai Jinxin and Shanghai Jinxin under the relevant contractual arrangements have been fully performed and all the outstanding debts of the shareholders of Shanghai Jinxin and/or Shanghai Jinxin under the relevant contractual arrangements have been fully paid.

●	Business Operation Agreement

Pursuant to the Business Operation Agreement, the shareholders of Shanghai Jinxin and Shanghai Jinxin have jointly and severally further undertaken to Shanghai Mihe that, without the prior written consent of Shanghai Mihe, Shanghai Jinxin shall not engage in any transactions or actions that may have substantial adverse impact on its assets, business, staff, obligations, rights or results of operations. The shareholders of Shanghai Jinxin have agreed to accept, and strictly follow, the advice and instructions from Shanghai Mihe on the appointment and dismissal of relevant staff, the daily operation and management, and the financial management policies, among other things, from time to time. If the cash of Shanghai Jinxin is not enough to pay its debt, Shanghai

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

Mihe is liable to pay the debt; if the loss of Shanghai Jinxin leads to a net asset balance of less than the its registered capital, Shanghai Mihe shall be liable to make up for the deficiency; if one party lacks the necessary working capital to maintain its daily business operations, it may request the other party to provide short-term interest-free loans.

●	Spouse Consents

Pursuant to the Spouse Consents, the respective spouse of the Individual Shareholders of Shanghai Jinxin has irrevocably undertaken that, including without limitation to, the spouse (i) has full knowledge of and has consented to the entering into of the contractual arrangements by the relevant Individual Registered Shareholder; (ii) undertakes to execute all documents and take all actions necessary to ensure the proper performance of the contractual arrangements (as amended from time to time); and (iii) undertakes that if he/she acquires any equity interest in Shanghai Jinxin held by his/her spouse, he/she shall be bound by the existing contractual arrangements, and upon request by Shanghai Mihe, will enter into the substantially similar contractual arrangements.

The Company believes that Shanghai Jinxin is considered a VIE under Accounting Codification Standards (“ASC”) 810 “Consolidation”, because the equity investors in Shanghai Jinxin no longer have the characteristics of a controlling financial interest, and the Company, through Shanghai Mihe, is the primary beneficiary of Shanghai Jinxin and controls Shanghai Jinxin’s operations. Accordingly, Shanghai Jinxin has been consolidated as a deemed subsidiary into the Company as a reporting company under ASC 810.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of Shanghai Jinxin which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with Shanghai Jinxin reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Shanghai Jinxin. Shanghai Mihe is obligated to absorb a majority of the loss from Shanghai Jinxin activities and receive a majority of Shanghai Jinxin’s expected residual returns. In addition, Shanghai Jinxin’s shareholders have pledged their equity interest in Shanghai Jinxin to Shanghai Mihe, irrevocably granted Shanghai Mihe an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in Shanghai Jinxin and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Shanghai Mihe. Under the accounting guidance, the Company is deemed to be the primary beneficiary of Shanghai Jinxin and the financial positions, the operating results and cash flows of Shanghai Jinxin and Shanghai Jinxin’s subsidiaries are consolidated in the Company for financial reporting purposes.

Comparative VIE financials, are set forth below:

	December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
Current assets	103,022	117,260	17,282
Non-current assets:	60,718	55,197	8,135
Total assets	163,740	172,457	25,417
Current liabilities:	81,371	93,102	13,721
Non-current liabilities:	3,631	2,698	398
Total liabilities	85,002	95,800	14,119
Net asset	78,738	76,657	11,298

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net loss	(10,227)	(2,080)	(307)
Net cash provided by operating activities	18,887	5,824	858
Net cash used in investing activities	(55,949)	(37,738)	(5,562)
Net cash provided by (used in) financing activities	490	(5,010)	(738)

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

	As of June 30, 2026
	Parent company	WFOE (“Shanghai Mihe”)	Subsidiaries	Shanghai Jinxin and its subsidiaries (the VIEs)	Elimination of intercompany balances	Consolidated Financials	Consolidated Financials	% of the Consolidated Financials
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	A	B	C	D	E	F=A+B+C+D+E		G=D/F

Cash and cash equivalents	6,474	368	900	18,305	—	26,047	3,839	70%
Other current assets	—	41	39	95,872	—	95,952	14,142	100%
Intercompany receivable from subsidiaries	178,368	12,071	5,730	—	(196,169)	—	—	N/A
Intercompany receivable from WFOE	55,865	—	18,497	3,083	(77,445)	—	—	N/A
Investment in WFOE	—	—	149,840	—	(149,840)	—	—	N/A
Investment in subsidiaries	1,822	—	—	—	(1,822)	—	—	N/A
Other non-current assets	10,002	—	—	55,197	—	65,199	9,609	85%
Total assets	252,531	12,480	175,006	172,457	(425,276)	187,198	27,590	92%
Other current liabilities	—	284	138	81,031	—	81,453	12,004	99%
Intercompany payables to parent company	8,801	35,589	178,367	12,071	(234,828)	—	—	N/A
Non-current liabilities	—	—	—	2,698	—	2,698	398	100%
Total liabilities	8,801	35,873	178,505	95,800	(234,828)	84,151	12,402	114%
Total shareholders’ equity (deficit)	243,730	(23,393)	(3,499)	76,657	(190,448)	103,047	15,188	74%
Total liabilities and shareholders’ equity (deficit)	252,531	12,480	175,006	172,457	(425,276)	187,198	27,590	92%

Revenues	—	1,732	17	140,346	—	142,095	20,942	99%
Gross (loss) profit	(187)	308	17	27,694	—	27,832	4,102	100%
Total operating expenses	8,605	1,300	1,050	31,378	—	42,333	6,239	74%
Net (loss) income	(7,547)	(927)	39	(2,081)	—	(10,516)	(1,548)	20%
Total comprehensive (loss) income	(15,404)	(927)	5,008	(2,081)	—	(13,404)	(1,974)	16%

Net cash provided by (used in) operating activities	7,293	(7,628)	(8,230)	5,824	—	(2,741)	(404)	(212)%
Net cash provided by (used in) investing activities	—	10,104	—	(37,738)	—	(27,634)	(4,074)	137%
Net cash provided by (used in) financing activities	50	(1,019)	919	(5,010)	—	(5,060)	(745)	99%
Effect of Exchange rate on cash	(8,418)	(2,243)	7,874	—	—	(2,787)	(411)	0%

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

Quantitative Metrics of the VIE, Shanghai Jinxin are set forth below:

	As of June 30, 2025
	Parent company	WFOE (“Shanghai Mihe”)	Subsidiaries	Shanghai Jinxin and its subsidiaries (the VIEs)	Elimination of intercompany balances	Consolidated Financials	% of the Consolidated Financials
	RMB	RMB	RMB	RMB	RMB	RMB
	A	B	C	D	E	F=A+B+C+D+E	G=D/F

Cash and cash equivalents	10,321	962	21,291	22,581	—	55,155	41%
Other current assets	—	178	6,068	101,315	(15,111)	92,450	110%
Intercompany receivable from subsidiaries	189,385	—	—	—	(189,385)	—	N/A
Intercompany receivable from WFOE	55,876	—	—	—	(55,876)	—	N/A
Investment in WFOE	—	—	157,599	—	(157,599)	—	N/A
Investment in subsidiaries	917	—	—	—	(917)	—	—
Other non-current assets	11,795	18	—	84,693	—	96,506	88%
Total assets	268,294	1,158	184,958	208,589	(418,888)	244,111	85%
Other current liabilities	9,256	6,226	111	88,057	(15,111)	88,539	99%
Intercompany payables to parent company	—	55,874	187,751	—	(243,625)	—	N/A
Non-current liabilities	—	—	—	3,407	—	3,407	100%
Total liabilities	9,256	62,100	187,862	91,464	(258,736)	91,946	99%
Total shareholders’ equity (deficit)	259,038	(60,942)	(2,904)	117,125	(160,152)	152,165	77%
Total liabilities and shareholders’ equity (deficit)	268,294	1,158	184,958	208,589	(418,888)	244,111	85%

Revenues	—	942	185	207,375	—	208,502	99%
Gross (loss) profit	(298)	175	184	30,912	—	30,973	100%
Total operating expenses	5,877	1,968	1,752	45,282	—	54,879	83%
Net loss	(7,781)	(1,653)	(1,415)	(10,227)	—	(21,076)	49%
Total comprehensive (loss) income	(8,155)	(1,653)	44	(10,227)	—	(19,991)	51%

Net cash provided by (used in) operating activities	(2,856)	284	(748)	18,887	(1,350)	14,217	133%
Net cash provided by (used in) investing activities	(917)	—	—	(55,949)	917	(55,949)	100%
Net cash provided by financing activities	3,041	—	917	490	(917)	3,531	14%
Effect of Exchange rate on cash	59	—	(639)	—	1,350	770	N/A

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

As of June 30, 2026, Jinxin Technology Holding Company had made cumulative capital contributions of RMB146.9 million to the WFOE through its intermediate holding company. For the six months ended June 30, 2025 and 2026, the VIE transferred nil and nil to the WFOE, respectively, through intra-group loans. For the six months ended June 30, 2025 and 2026, the WFOE transferred nil and nil to the VIE, respectively, through repayment of loans. Apart therefrom, no other cash or asset was transferred between Jinxin Technology Holding Company, its subsidiaries, and the VIE for the six months ended June 30, 2025 and 2026.

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries, except for the restricted net assets disclosed in Note 14. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends.

As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in normal course of business.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and VIE’s subsidiaries in its unaudited interim condensed consolidated financial statements as it may lose the ability to exert control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE and VIE’s subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding financial reporting that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2025. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2026. The unaudited interim condensed consolidated balance sheets as of December 31, 2025 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2025.

Principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries, VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company and its subsidiaries, VIE and VIE’s subsidiaries have been eliminated. The non-controlling interests in consolidated subsidiaries are shown separately in the unaudited interim condensed consolidated financial statements.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, depreciable lives of property, equipment and software, assessment for impairment of long-lived assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, valuation of deferred tax assets and current expected credit loss of receivables. Actual results could differ from those estimates.

Foreign currency

The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiaries which are incorporated in Hong Kong (“HK”) is United States dollars (“US$”). The functional currencies of the other subsidiaries are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters, (“ASC 830”).

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the unaudited interim condensed consolidated statements of comprehensive income.

The financial statements of the Company’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the unaudited interim condensed consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the consolidated statements of shareholders’ equity.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2026 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB 6.7851, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2026. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Short-term investments

All highly liquid investments with maturities of greater than three months, but less than twelve months, are classified as short-term investments. Short-term investments primarily include wealth management financial products with variable interest issued by commercial banks with the intention to be sold within twelve months. The Company account for short-term investments in accordance with ASC 320 and records at fair value. Interest income are reflected on the unaudited interim condensed consolidated statements of comprehensive income.

Accounts receivable and allowance for credit losses

Accounts receivable are stated at the historical carrying amount net of allowance for credit losses.

The Company maintains an allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for credit losses taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

On January 1, 2023, the Company adopted ASC326, Financial Instruments-Credit Losses (“ASC326”), using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of nil was recognized as of January 1, 2023. Pursuant to ASC 326, an allowance for credit losses for financial assets, including accounts receivable, carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on credit losses expected to arise over the life of the asset’s contractual term, which includes consideration of prepayments. Assets are written off when the Company determines that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date. The Company pools financial assets based on similar risk characteristics to estimate expected credit losses. The Company estimates expected credit losses on financial assets individually when those assets do not share similar risk characteristics. The Company closely monitors its accounts receivable including timely account reconciliations, detailed reviews of past due accounts, updated credit limits, and monthly analysis of the adequacy of their reserve for credit losses.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory are determined using the first-in-first-out method. The Company records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. For all periods presented, there were no inventory reserves recognized.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

Category	Estimated useful life
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Computer and electronic equipment	3 – 5 years
Office equipment	3 – 5 years
Motor vehicles	5 years

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives from 1 to 10 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed. No impairment charge was recognized for the six months ended June 30, 2025 and 2026, respectively.

Category	Estimated useful life
Purchased copyright	1 – 10 years

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the six months ended June 30, 2025 and 2026 was nil.

Long-term investments

The Company’s long-term investments include equity investments in entities. Investments in entities in which the Company can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments — Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investments at cost and then market value. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	Other inputs that are directly or indirectly observable in the marketplace.

Level 3	Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, short-term investments, accounts receivables, amounts due from related parties, accounts payables, amounts due to related parties, accrued expenses and other liabilities excluding payroll and welfare payables. As of December 31, 2025 and June 30, 2026, the carrying values of these financial assets and liabilities approximate their fair values.

The following table summarizes the carrying values of the Company’s financial instruments that the management believes should be categorized as Level 2:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
Financial assets:
Short-term investments	15,000	32,545	4,797

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Company’s performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer;

(ii)	creates and enhances an asset that the customer controls as the Company performs; or

(iii)	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

When either party to a contract has performed, the Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Company’s right to consideration in exchange for goods and services that the Company has transferred to a customer. A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Company has a right to an amount of consideration that is unconditional, before the Company transfers a good or service to the customer, the Company presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer.

Subscription revenue from users

The Company generates subscription revenue from its catalogue of digital educational content directly provisioned to end users via its “Nami Box” platform. The Company identifies the content subscribers as its customers. The performance obligation is the provision of the digital educational content to user over the prescribed subscription period. The subscription period for the majority is twelve months or less. The subscription revenue is recognized over the period of customer’s subscription. The Company typically receives payment when the users initiate the subscription of the digital educational content.

Licensing revenues from content aggregators and distributors

The Company generates licensing revenue through partnering with content aggregators and distributors (normally they are major telecom and broadcast operators in China) whereby allowing to distribute the digital content through their platforms. For purposes of revenue recognition, management believes that the content aggregators and distributors should be identified its customers. The performance obligation is provision of digital educational content to the customers and allow them distributed via their platform over a contracted period. The Company signs master service agreements with customers that set forth a contract period, which is typically twelve months. The Company receives a statement from its customers on either a monthly or quarterly basis indicating the Company’s potential entitlement to licensing fees based on the amount of content delivered to end user subscribers of the customer. After the Company reviews and agrees to the statement sent by the customers, the Company will receive payment within the standard agreed upon terms, which typically within 15-60 days. The revenue is recognized at the point in time when the statement is mutually agreed upon by both parties.

Revenue from content sold to hardware manufacturers

The Company generates revenue by selling its content to hardware manufacturers in China whereby they are allowed to install the Company’s digital educational content on the manufacturers’ devices for sale to end users. For purposes of revenue recognition, management has identified that the hardware manufacturers as its customers. The performance obligation is to make available its catalogue of digital educational content to its customers, and allow them to install such content on devices that they manufacture. The Company signs master service agreements with its customers; these agreements typically cover a twelve-month period. As part of the sales process, the Company typically receives purchase order for specific content from the customers, after which the Company will deliver the selected digital educational content to the customers in accordance to the purchase order. The Company typically receives payment in advance prior to delivery of the digital educational content. Revenue is recognized at the point in time when control of the select digital educational content delivered to the customer. The Company provides one year after-sales service to the customers and recognizes a related warranty expense based on the Company’s historical experience rate as well as experience rates typical to the industry.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from sales of digital educational hardware devices

The Company generates revenue by selling its digital educational hardware devices, featured with the installation of the Company’s digital educational content, to hardware distributors in China, who subsequently resell the digital educational hardware devices to the end users. The Company identifies hardware distributors as its customers. The Company signs contracts with the distributors, which specifies the price, sales quantity of hardware devices and delivery schedule. The Company will deliver the selected digital educational hardware devices to the customers in accordance with the contracts. The Company typically receives payment in advance prior to delivery of the digital educational hardware devices. The promises of digital educational hardware devices and digital educational content should be combined into a single performance obligation since they are highly interrelated. Each promise cannot separately satisfy the requirement of the end customers. Revenue is recognized at the point in time when control of the select digital educational hardware devices delivered to the customers. The Company provides one year after-sales service to the customers and recognizes a related warranty expense based on the Company’s historical experience rate as well as experience rates typical to the industry.

Cost of revenues

Costs of revenues primarily consist of staff costs, digital educational content costs, inventory cost and other direct costs of providing these services or goods.

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, salaries and other compensation-related expenses to sales and marketing personnel and warranty expenses. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. The Company recorded advertising costs of RMB3,655 and RMB3,491 (US$513) for the six months ended June 30, 2025 and 2026, respectively.

Research and development expenses

Research and development costs are expensed as incurred. These costs primarily consist of payroll and related expenses for personnel engaged in research and development activities.

General and administrative expenses

General and administrative expenses primarily consist of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

Government subsidy

Government subsidy represent cash subsidies received from the PRC government. Cash subsidies that have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company records liabilities related to uncertain tax positions when, despite the Company’s belief that the Company’s tax return positions are supportable, the Company believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Company did not recognize uncertain tax positions as of December 31, 2025 and June 30, 2026.

Comprehensive income

The Company applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Company’s comprehensive income includes net income and other comprehensive income, which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net income.

Leases

As the lessee, the Company recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Company makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term.

Operating lease assets are included within operating lease right-of-use assets, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets as of December 31, 2025 and June 30, 2026.

Share-based compensation

The Company applies ASC 718 (“ASC 718”), “Compensation — Stock Compensation,” to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award, and all of its share-based awards to employees have been classified as equity awards. The cost of these awards is measured based on the fair value at the grant date. The related compensation expense is recognized using an accelerated method over the requisite service period, which generally corresponds to the vesting period. For awards where no future service is required, the cost is expensed immediately on the grant date.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews consolidated revenues and gross profit when making decisions about allocating resources and assessing performance of the company. As a whole and hence, we have only one reportable segment. We do not distinguish between markets or segments for the purpose of internal reporting. As our long-lived assets are substantially located in the PRC and the revenues are mainly generated in the PRC, no geographical segments are presented.

For the operating results of segment provided to and reviewed by CODM, please refer to the consolidated statements of income and comprehensive income.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings (loss) per share

Net income (loss) is not allocated to other participating securities if based on their contractual terms they are not obligated to share the income. Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary equivalent shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method.

Non-controlling interests

For the Group’s subsidiaries majority-owned by the Company’s VIE and VIE’s subsidiaries, non-controlling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Group as the controlling shareholder. The non-controlling interests in the consolidated balance sheet arise from the consolidation of 52.00% equity interest in Zhongjiao Enshi, 51.00% equity interest in Hainan Aixin, 99% equity interest in Shuzhi Rongchuang and 99% equity interest in Xinzhi Future. The remaining 48.00% equity interest in Zhongjiao Enshi, 49.00% equity interest in Hainan Aixin, 1% equity interest in Shuzhi Rongchuang and 1% equity interest in Xinzhi Future are held by third-party institutional shareholders.

Statutory reserve

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from their after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Treasury stock

The Company repurchases its common stock from time to time pursuant to a board-authorized share repurchase program through open market purchases and repurchase plans.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The repurchases of common stock are accounted for as treasury stock, and result in a reduction of stockholders' equity. When treasury shares are reissued. the Company accounts for the reissuance in accordance with FASB ASC No. 505-30. "Treasury Stock" and charges the excess of the repurchase cost over issuance price using the weighted average method to retained earnings. The purchase cost is calculated based on the specific identified method. In the case where the repurchase cost over issuance price using the weighted average method is lower than the issuance price, the Company credits the difference to additional paid-in capital.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical performance and the specific facts and circumstances of each matter.

Accounting pronouncements adopted

The Company has prepared its condensed consolidated interim financial statements at and for the six months ended June 30, 2026 in conformity with U.S. GAAP. In the six months ended June 30, 2026, there were no recently implemented accounting pronouncements that materially affect the business.

Recent accounting pronouncements

The Company is an emerging growth company (‘‘EGC’’) as defined by the Jumpstart Our Business Startups Act (‘‘JOBS Act’’). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which enhances the transparency of income tax disclosures. The amendments in ASU 2023-09 requires (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating ASU 2023-09 to determine the impact it may have on its consolidated financial statements disclosures.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income — Expense Disaggregation Disclosures”, which focuses on improving the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of ASU 2025-05 on its condensed consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive income (loss) and condensed consolidated statements of cash flows.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3. CONCENTRATION OF RISKS

(a) Concentration of credit risks

Financial instruments that potentially subject the Company, its subsidiaries, VIE and VIE’s subsidiaries to significant concentration of credit risk primarily cash and cash equivalents and accounts receivables. The carrying amounts of cash and cash equivalents represent the maximum exposure to credit risk. As of December 31, 2025 and June 30, 2026, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have RMB64,269 and RMB26,047 (US$3,839) in cash and cash equivalents, respectively, which is mainly held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company, its subsidiaries, VIE and VIE’s subsidiaries may not be able to claim its cash and demand deposits back in full. The Company, its subsidiaries, VIE and VIE’s subsidiaries continue to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and denominated in RMB, derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company, its subsidiaries, VIE and VIE’s subsidiaries perform on its customers and its ongoing monitoring process of outstanding balances. The Company, its subsidiaries, VIE and VIE’s subsidiaries maintain an allowance for credit losses and actual losses have generally been within management’s expectations.

(b) Currency convertibility risk

Substantially majority of the Company, its subsidiaries, VIE and VIE’s subsidiaries’ operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

(c) Major customers and supplying channels

For the six months ended June 30, 2025, two major clients accounted for 48.8%, 11% of the Company's total revenues. For the six months ended June 30, 2026, two major clients accounted for 26.4%, 20.5% of the Company's total revenues. As of December 31, 2025, three customers accounted for 39.3%,36.6% and 20.5% of the Company’s total accounts receivable. As of June 30, 2026, three customers accounted for 42.3%, 17.8% and 13.3% of the Company’s total accounts receivable.

For the six months ended June 30, 2025, three vendors respectively accounted for 18.3%,15.6% and 13.5% of the Company’s total purchases. For the six months ended June 30, 2026, one vendor accounted for 22.44% of the Company’s total purchases. As of December 31, 2025, one supplier accounted for 22.6% of the Company’s total accounts payable. As of June 30, 2026, one supplier accounted for 51.33% of the Company’s total accounts payable.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
Cash at bank	34,738	23,923	3,526
Other cash and cash equivalents	29,531	2,124	313
	64,269	26,047	3,839

5. SHORT-TERM INVESTMENTS

Short-term investments comprised of the following:

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total	Total
	RMB	RMB	RMB	RMB	US$
Bank Wealth Management	—	32,545	—	32,545	4,797
	—	32,545	—	32,545	4,797

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Bank Wealth Management	—	15,000	—	15,000
	—	15,000	—	15,000

As of December 31, 2025 and June 30, 2026, the Company had short-term investments, which mainly consists of wealth management products purchased from commercial banks, in the amount of RMB15,000 and RMB32,545 (US$4,797), respectively. These wealth management products bear a highest expected rate of return ranging from 1.48%-2.30%. For the six months ended June 30, 2025 and 2026, the Company recorded investment income of RMB404 and RMB504 (US$74) in the unaudited interim condensed consolidated statements of comprehensive income.

6. ACCOUNTS RECEIVABLE

Accounts receivable and the allowance for credit losses consisted of the following:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
Accounts receivable	31,621	51,147	7,538
Allowance for credit losses	(4,420)	(4,170)	(614)
	27,201	46,977	6,924

As of December 31, 2025 and June 30, 2026, all accounts receivable were due from third party customers. Except for a balance of RMB 4,320 which was aged between one and two years as of June 30, 2026, the age of the remaining receivables as of December 31, 2025 and June 30, 2026 was less than one year. The Company has recorded an allowance for credit losses of RMB 4,170 against this aged receivable balance, reflecting the subsequent recovery of RMB 150 after the balance sheet date.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6. ACCOUNTS RECEIVABLE (cont.)

An analysis of the allowance for credit losses was as follows:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
Balance at beginning of the year	—	4,420	651
Additional provision charged to expense	4,420	(250)	(37)
Balance at the end of the year	4,420	4,170	614

7. INVENTORIES

Inventories consisted of the following:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
Finished goods	2,294	1,812	267
	2,294	1,812	267
Less: provision for impairment of inventories	—	—	—
	2,294	1,812	267

During the six months ended June 30, 2025 and 2026, the Company recorded provision for impairment of inventories of nil and nil for the obsolete inventories in cost of revenues, respectively.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
At cost:
Computer and electronic equipment	1,560	1,568	231
Office equipment	446	417	61
Motor vehicles	1,522	1,056	156
Leasehold improvements	1,677	1,704	251
	5,205	4,745	699
Less: Accumulated depreciation	(3,455)	(3,175)	(468)
	1,750	1,570	231

Depreciation expense was RMB504 and RMB263 (US$39) for the six months ended June 30, 2025 and 2026, respectively.

JINXIN TECHNOLOGY HOLDING COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9. INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
Purchased copyright	72,415	78,581	11,582
Less: accumulated amortization	(27,298)	(38,905)	(5,734)
Balance at the end of the year	45,117	39,676	5,848

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of one to ten years.

Amortization expense was RMB18,304 and RMB15,635 (US$2,304) for the six months ended June 30, 2025 and 2026, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
Remaining of 2026	13,252	1,953
2027	10,329	1,522
2028	4,943	729
2029	2,209	326
2030	2,906	428
Thereafter	6,037	890
	39,676	5,848

10. LONG-TERM INVESTMENTS

The Company’s long-term investments consisted of the following:

Equity method investments	Amounts
RMB
Balance as of December 31, 2024	11,905
Capital contribution by the Company	3,000
Gain attributable to nonconsolidated entity	2,571
Balance as of June 30, 2025 (RMB)	17,476

Balance as of December 31, 2025	19,862
Capital contribution by the Company	—
Gain attributable to nonconsolidated entity	1,213
Balance as of June 30, 2026 (RMB)	21,075
Balance as of June 30, 2026 (US$)	3,106

In June 2016, the Company through its subsidiary, Shanghai Jinxin, and a third company jointly set up Shanghai Diyi Educational Technology Limited (“Shanghai Diyi”). The Company injected capital of RMB10,000, RMB3,000 and RMB3,000 in July 2020, March 2024 and March 2025, respectively, and hold 49.01% of equity interest in Shanghai Diyi. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
Payroll and welfare payables	3,027	3,106	458
Others	1,785	2,786	410
	4,812	5,892	868

12. TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for the HNTE status every three years. Shanghai Jinxin obtained the HNTE tax status in November 2021 and renewed the HNTE tax status in December 2024, which reduced its statutory income tax rate to 15% from 2021 to 2027. Zhongjiao Enshi obtained the HNTE tax status in December 2020 and renewed the HNTE tax status in November 2023, which reduced its statutory income tax rate to 15% from 2020 to 2026. In addition, Zhongjiao Enshi was qualified as a software enterprise in 2020, and thus was entitled to a five-year tax holiday (full exemption for the first two years and a 50% reduction in the statutory income tax rate for the following three years) until its software enterprise qualification expired.

Income tax expenses comprised of:

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
Current	—	(52)	(8)
Deferred	—	—	—
	—	(52)	(8)

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12. TAXATION (cont.)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the six months ended June 30, 2025 and 2026 applicable to the PRC operations to income tax expense were as follows:

	For the six months ended June 30,
	2025	2026
Statutory income tax rate	25%	25%
Income tax exemptions and reliefs	(14.52)%	(17.40)%
Income tax difference under different tax jurisdictions	(4.84)%	(18.09)%
Non-deductible expense	(0.18)%	(0.38)%
Development & research expense	38.27%	25.65%
Prior year loss carry forward
Effect of change in valuation allowance	(43.73)%	(15.28)%
Income tax expense	—%	(0.50)%

For the purpose of presentation in the consolidated balance sheets, deferred income tax assets and liabilities have been offset, and included in other assets on the accompanying consolidated balance sheets. Significant component of deferred tax assets and liabilities are as follows:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
Deferred tax assets
Net operating loss carry-forwards	53,290	34,234	4,779
Valuation allowance	(53,290)	(34,234)	(4,779)
Total deferred tax assets	—	—	—

The Company operates through several subsidiaries. Valuation allowance is considered for each of the entities. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13. Ordinary shares

The Company was incorporated in the Cayman Islands in August 2015 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company authorized 3,500,000,000 shares with US$0.00001428571428 par value and issued 416,920,000 shares to three shareholders in exchange for RMB41 (US$6). As of June 30, 2026, the number of outstanding ordinary shares is 1,423,285,396.

14. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries, the VIE and subsidiaries of the VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the unaudited interim condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIE and subsidiaries of the VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Shanghai Mihe was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the six months ended June 30, 2025 and 2026, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14. RESTRICTED NET ASSETS (cont.)

Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As of June 30, 2026, restricted net assets of the Company’s PRC subsidiaries were RMB 223,592 (US$32,953).

15. LEASES

The Company entered into operating lease agreements for office spaces and employee dormitories. None of the amounts disclosed below for these leases contains variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As the Company’s leases did not provide an implicit discount rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

As of June 30, 2026, the Company recognized operating lease liabilities, including current and noncurrent, in the amount of RMB3,643 (US$536) and the corresponding operating lease right-of-use assets of RMB2,878 (US$424).

Rent expense for the six months ended June 30, 2025 and 2026 was RMB1,186 and RMB1,580 (US$23) respectively.

Lease commitments

The Company’s maturity analysis of operating lease liabilities as of June 30, 2026 is as follows:

Operating Leases
Remaining of 2026	1,785
2027	1,517
2028	374
Total lease payment	3,676
Less imputed interest	(33)
Present value of operating lease liabilities	3,643
Less: current obligation	2,737
Long-term obligation as of June 30, 2026 (RMB)	906
Long-term obligation as of June 30, 2026 (US$)	134

Supplemental disclosure related to operating leases were as follows:

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	1,233	1,791	264
Weighted average remaining lease term of operating leases (years)	1.70	1.15	1.15
Weighted average discount rate of operating leases	4.75%	4.75%	4.75%

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16. NET REVENUES

The following table presents the Company’s revenues disaggregated by service lines for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
Subscription revenue from users	28,523	19,023	2,804
Licensing revenues from content aggregators and distributors	144,716	79,933	11,781
Revenue from content sold to hardware manufacturers	14,251	20,688	3,049
Revenue from sales of digital educational hardware devices	21,012	17,267	2,545
Others		5,184	763
	208,502	142,095	20,942

The following table presents the movement of the Company’s contract liabilities for the six months ended June 30, 2025 and 2026:

	As of June 30,
	2025	2026
	RMB	RMB	US$
Balance at the beginning of the year	26,346	21,824	3,216
Cash payment received from the customers	40,716	19,148	2,822
Revenue and value-added tax recognized	(47,767)	(21,942)	(3,234)
Balance at the end of the year	19,295	19,030	2,805

The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were RMB45,063 and RMB8,791(US$1,296) for the six months ended June 30, 2025 and 2026, respectively.

17. SHARE BASED COMPENSATION

Share option plan (the “2016 Plan”)

On April 6, 2016, the shareholders and Board of Directors of the Company approved the 2016 Plan. Under the 2016 Plan, the maximum aggregate number of shares that may be issued shall not exceed 130,666,669. The terms of the options shall not exceed ten years from the date of grant. All share options to be granted under the 2016 Plan have a contractual term of six years and generally vest over 2 to 4 years in the grantee’s option agreement. The purpose of the 2016 Plan is to attract and retain exceptionally talented and qualified individuals, and to motivate them to exercise their best efforts on behalf of the Company through valuable incentives and awards. In 2024, the Company signed renewal agreements with employees whose contractual terms were expiring, extending the contractual terms by three years. As of June 30, 2026, all share awards for an aggregate of 130,666,669 ordinary shares have been granted and have vested pursuant to the 2016 Plan.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17. SHARE BASED COMPENSATION (cont.)

A summary of the employee equity award activity under the 2016 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		RMB	RMB	Years	RMB
Outstanding, December 31, 2025	35,000,000	0.06	0.05	—	—
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Outstanding, June 30, 2026	35,000,000	0.06	0.05	—	—
Vested and expected to vest at June 30, 2026	35,000,000	0.06	0.05	—	—
Exercisable at June 30, 2026	35,000,000	0.06	0.05	—	—

Outstanding, December 31, 2024	49,270,000	0.06	0.06	1.1	—
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Outstanding, June 30, 2025	49,270,000	0.06	0.06	0.7	—
Vested and expected to vest at June 30, 2025	49,270,000	0.06	0.06	0.7	—
Exercisable at June 30, 2025	49,270,000	0.06	0.06	0.7	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying Ordinary Shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Ordinary Shares.

Share incentive plan (the “2025 Plan”)

On January 5, 2025, the shareholders and Board of Directors of the Company approved the 2025 Plan. Under the 2025 Plan, the maximum aggregate number of shares that may be issued shall not exceed 63,082,980. On April 27, 2025, the Company adopted the Amended and Restated 2025 Plan, pursuant to which the maximum aggregate number of Ordinary Shares available for grant of awards is increased to 192,502,980.

The terms of the options shall not exceed ten years from the date of grant. The purpose of the 2025 Plan is to selected directors, employees and other eligible persons to incentivize their performance and align their interests with the Company. Under the 2025 plan, restricted shares may be granted to staff members, consultants and non-employee directors.

A summary of the restricted share activities under the 2025 Plan is stated below:

	Number of shares	Weighted- average grant-date fair value
		RMB
Outstanding, December 31, 2025	—	—
Granted	72,000,000	0.09
Vested	(72,000,000)	0.09
Outstanding, June 30, 2026	—	—

Total share-based compensation cost for the restricted shares amounted to RMB6,618 for the six months ended June 30, 2026. The Company determined the fair value of restricted shares based on its stock price on the date of grant.

18. RELATED PARTY TRANSACTIONS

a) Related parties

Shanghai Diyi	Equity investee of the Company

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18. RELATED PARTY TRANSACTIONS (cont.)

b) Amount due from related parties

		As of
Name of Related Party	Nature	December 31, 2025	June 30, 2026
		RMB	RMB	US$
Shanghai Diyi	Accounts receivable	321	254	37

c) Net Revenues — Related Party

	For the six months ended June 30,
Name of Related Party	2025	2026
	RMB	RMB	US$
Shanghai Diyi	231	2,080	307

d) Cost of revenues — Related Party

	For the six months ended June 30,
Name of Related Party	2025	2026
	RMB	RMB	US$
Shanghai Diyi	185	44	6

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	7,549	6,474	954
Amount due from subsidiaries	241,409	234,233	34,522
Other current assets	800	—	—
Total current assets	249,758	240,707	35,476

Non-current assets
Intangible assets	10,947	10,002	1,474
Investment in subsidiaries	(167,698)	(163,992)	(24,169)
Total non-current assets	(156,751)	(153,990)	(22,695)
Total assets	93,007	86,717	12,781

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable	—	—	—
Amount due to subsidiaries	9,142	8,801	1,297
Total liabilities	9,142	8,801	1,297

Shareholders’ equity:
Ordinary shares (US$0.00001428571428 par value; 3,500,000,000 and 3,500,000,000 shares authorized; 1,423,285,396 and 1,423,285,396 issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	126	126	18
Additional paid-in capital	312,339	319,058	47,023
Treasury stock	—	(50)	(6)
Statutory reserve	7,596	7,596	1,120
Accumulated deficit	(238,117)	(247,847)	(36,528)
Accumulated other comprehensive income	1,921	(967)	(143)
Total shareholders’ equity	83,865	77,916	11,484
Total liabilities, shareholders’ equity	93,007	86,717	12,781

Condensed statement of comprehensive income

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
Cost of revenues	—	(187)	(28)
Gross loss	—	(187)	(28)
Sales and marketing expenses	—	—	—
General and administrative expenses	(25)	(8,186)	(1,206)
Research and development expenses	(667)	(419)	(62)
Total operating expenses	(692)	(8,605)	(1,268)
Operating loss	(692)	(8,792)	(1,296)
Exchange gain (loss)	(1,606)	1,245	183
Share of loss from subsidiaries and Consolidated VIEs	(18,996)	(2,183)	(319)
Loss before taxes	(21,294)	(9,730)	(1,432)
Income tax expense	—	—	—
Net loss	(21,294)	(9,730)	(1,432)

Comprehensive loss
Net loss	(21,294)	(9,730)	(1,432)
Other comprehensive loss
Foreign currency translation adjustment	(1,085)	(2,888)	(426)
Total comprehensive loss	(22,379)	(12,618)	(1,858)

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

Condensed statements of cash flows

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
Net cash provided by (used in) operating activities	(2,784)	7,293	1,075
Net cash used in investing activities	(917)	—	—
Net cash provided by financing activities	3,027	50	7
Effect of exchange rate changes	—	(8,418)	(1,241)
Net decrease in cash and cash equivalents	(674)	(1,075)	(159)
Cash and cash equivalents at beginning of year	10,995	7,549	1,113
Cash and cash equivalents at end of year	10,321	6,474	954

Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and Joint Ventures, and such investment is presented on the balance sheets as “Investments in subsidiaries” and the share of the subsidiaries’ profit or loss is presented as “Share of profits of subsidiaries and Consolidated VIEs” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements.

20. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from June 30, 2026 through September 21 2026, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued.

On September 15,2026, the Company entered into an Economic Interest Transfer Agreement with HK Education Vision Holding Co., Limited (the “Seller”) and Yuanwei Network Technology (Shanghai) Co., Ltd. (the “Target Company”). Pursuant to the agreement, the Company agreed to acquire the economic interests in relation to 40% of the Seller’s equity interests in the Target Company for an aggregate purchase price of RMB14,301,664.20, payable by the issuance of 284,372,086 ordinary shares to the Seller.

Other than the foregoing, there were no material subsequent events requiring disclosure in these unaudited interim condensed consolidated financial statements.